April 13, 2020

E. Mark Rajkowski
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

       Re: Xylem Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 28, 2020

Dear Mr. Rajkowski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology